COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

February 1, 2018

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Columbia Funds Series Trust I (the Registrant)

Multi-Manager International Equity Strategies Fund

Post-Effective Amendment No. 315

              File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 315 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Multi-Manager International Equity Strategies Fund to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance Information are identical or substantially similar to those found in the prior filing for Multi-Manager Directional Alternative Strategies Fund.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Rita Yun at (617) 385-9771.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I